Filed by Twin River Worldwide Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Dover Downs Gaming & Entertainment, Inc.

Commission File No.: 001-16791

TWIN RIVER WORLDWIDE HOLDINGS, INC. REPORTS THIRD QUARTER RESULTS

Highlights

•	Announced combination with Dover Downs Gaming & Entertainment
•	Tiverton Casino Hotel opened on September 1st
•	First phase of stadium gaming opened end of third quarter
•	Lincoln hotel opened early October
•	Sports betting commenced in Lincoln on November 26th

Lincoln, Rhode Island, November 27, 2018. Twin River Worldwide Holdings, Inc. (“TRWH”) reported financial results for the third quarter ended September 30, 2018.

Overview

George Papanier, President and Chief Executive Officer of the Company, said:

The third quarter of 2018 was an exciting period for TRWH. We entered into an agreement with Dover Downs Gaming & Entertainment to merge the two companies and take TRWH public. This transaction also adds geographic diversification to our portfolio.

Tiverton Casino Hotel opened September 1, 2018. We are pleased with the successful opening from both a regulatory and customer acceptance perspective. As we transition from development and construction to an operating skill set, our focus will turn to efficiently operating the facility and expanding the customer database while seeking to minimize negative impacts on Twin River Casino Hotel. By design, we opened with virtually no promotions in order to assess demand and to ensure they do not become entitlements. It was important for us to observe demand without our normal marketing to enable us to focus our spending for its most meaningful impact. We commenced a targeted marketing strategy on November 2, 2018, which we believe has been working.

During the quarter, we introduced 30 stadium table game positions at Twin River Casino Hotel. Stadium gaming is a hybrid game, taxed as a table game, where a live dealer operates the game but up to 30 players can bet at a slot-like terminal. Instead of casino chips, cash or tickets are inserted in these betting terminals, and tickets are printed when a customer cashes out. Stadium gaming allows us to lower minimum betting levels which provides for a less intimidating introduction to table games in an efficiently staffed way.

Sports book commenced operations at Hard Rock Casino Hotel during the quarter. This provides an additional gaming amenity for our guests. We continued key initiatives after the third quarter ended. We opened our 136-room hotel in Lincoln in early October. Our Sports book in Lincoln began operations on November 26th. We believe all of these initiatives will enhance our scale and competitive positioning.

2018 Third Quarter Results

The Company reported third quarter net revenues of $110.5 million, up 3.7% over the prior year. Consolidated Adjusted EBITDA increased $0.3 million to $41.5 million. Income from operations for the third quarter was $29.7 million versus $30.6 million in the prior year, due primarily to $2.1 million of expansion and pre-opening costs for Tiverton Casino Hotel. Third quarter net income was $16.4 million versus $13.4 million in the prior year. Consolidated net income increased by $3.0 million primarily due to a decline in interest expense of $0.5 million and a decrease in the provision for income taxes of $3.4 million, due to a change in U.S. tax rates, partially offset by $1.0 million of lower income from operations.

2018 Year to Date Results

The Company reported consolidated net revenues for the nine months ended September 30, 2018 of $326.1 million, up 1.4% over the prior year. Consolidated Adjusted EBITDA for the nine months ended September 30, 2018 was $128.7 million, essentially the same as the prior year. The Company’s first quarter results were adversely affected by severe winter weather events at both Twin River and Hard Rock. Consolidated net income for the nine months ended September 30, 2018 was $49.3 million versus $43.1 million in the prior year. Consolidated net income increased by $6.2 million due to $1.6 million lower net interest expense, a $14.4 million lower provision for income taxes, offset by a decline in income from operations of $9.8 million, $6.5 million of which resulted from the loss on the disposal of Newport Grand and $2.6 million of expansion and pre-opening costs related to Tiverton Casino Hotel.

	TRWH Consolidated Results

	Third Quarter		Variance
	2018	2017	$ Change	% Change
Revenue:
Gaming	$82,067	$79,205	$2,862	3.6%
Racing	3,286	3,451	(165)	(4.8%)
Hotel	5,712	5,353	359	6.7%
Food and beverage	12,129	11,677	452	3.9%
Other	7,300	6,876	424	6.2%
Net revenue	110,494	106,562	3,932	3.7%

Operating costs and expenses:
Gaming	17,906	16,682	1,224	7.3%
Racing	2,317	2,357	(40)	(1.7%)
Hotel	2,098	1,924	174	9.1%
Food and beverage	9,656	9,128	528	5.8%
Advertising, general and administrative	40,875	40,532	343	0.8%
Expansion and pre-opening	2,139	62	2,077	3349.3%
Newport Grand disposal loss	656	-	656	-
Depreciation and amortization	5,196	5,275	(79)	(1.5%)
Total operating costs and expenses	80,843	75,960	4,883	6.4%
Income from operations	29,651	30,602	(951)	(3.1%)

Other income (expense):
Interest income	42	50	(8)	-
Interest expense, net of amounts capitalized	(5,406)	(5,924)	518	(8.7%)
Total other expense	(5,364)	(5,874)	510	(8.7%)

Income before provision for income taxes	24,287	24,728	(441)	-

Provision for income taxes	(7,913)	(11,320)	3,407	(30.1%)
Net income	16,374	13,408	2,966	22.1%
Deemed dividends related to changes in fair value of common stock subject to possible redemption	1,036	(559)	1,595	(285.5%)
Net income applicable to common stockholders	$17,410	$12,849	4,561	35.5%
Adjusted EBITDA[1]	$41,531	$41,246	285	0.7%

[1]	See Pages 5-6 for Reconciliation of Net Income to EBITDA and Adjusted EBITDA

	TRWH Consolidated Results

	Year to Date		Variance
	2018	2017	$ Change	% Change
Revenue:
Gaming	$243,915	$239,506	$4,409	1.8%
Racing	10,440	10,882	(442)	(4.1%)
Hotel	15,652	15,316	336	2.2%
Food and beverage	35,915	36,069	(154)	(0.4%)
Other	20,193	19,726	467	2.4%
Net revenue	326,115	321,499	4,616	1.4%

Operating costs and expenses:
Gaming	51,660	49,117	2,543	5.2%
Racing	7,041	7,568	(527)	(7.0%)
Hotel	5,914	5,460	454	8.3%
Food and beverage	28,324	28,553	(229)	(0.8%)
Advertising, general and administrative	122,516	118,107	4,409	3.7%
Expansion and pre-opening	2,624	95	2,529	2661.6%
Newport Grand disposal loss	6,541	-	6,541	-
Depreciation and amortization	15,543	16,866	(1,323)	(7.8%)
Total operating costs and expenses	240,163	225,766	14,397	6.4%
Income from operations	85,952	95,733	(9,781)	(10.2%)

Other income (expense):
Interest income	120	142	(22)	-
Interest expense, net of amounts capitalized	(16,251)	(17,899)	1,648	(9.2%)
Total other expense	(16,131)	(17,757)	1,626	(9.2%)

Income before provision for income taxes	69,821	77,976	(8,155)	-

Provision for income taxes	(20,513)	(34,883)	14,370	(41.2%)
Net income	49,308	43,093	6,215	14.4%
Deemed dividends related to changes in fair value of common stock subject to possible redemption	(1,574)	(1,676)	102	(6.1%)
Net income applicable to common stockholders	$47,734	$41,417	6,317	15.3%
Adjusted EBITDA[1]	$128,717	$128,237	480	0.4%

[1]	See Pages 5-6 for Reconciliation of Net Income to EBITDA and Adjusted EBITDA

Supplemental Unaudited Presentation of EBITDA and Adjusted EBITDA for the Three and Nine Months Ended September 30, 2018 and 2017.

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as net income before interest, taxes, depreciation and amortization, management fees and certain other adjustments, such as Newport Grand disposal loss, share-based compensation expenses and other charges and credits that TRWH excludes because it believes they are not indicative of the ongoing performance of its core operations.

Management believes EBITDA and Adjusted EBITDA are useful to both management and TRWH’s investors in their analysis of TRWH’s business and operating performance. EBITDA and Adjusted EBITDA are not measures of operating performance computed in accordance with generally accepted accounting principles (“GAAP”) and should not be considered as substitutes for net income or other measures of profitability. Although EBITDA and Adjusted EBITDA and similar non-GAAP measures are used by investors and others in TRWH’s industry, there are limitations to using these non-GAAP measures and they should not be considered in isolation or as a substitute to TRWH’s results of operations determined in accordance with GAAP. These limitations include that (1) other companies in TRWH’s industry may define EBITDA and Adjusted EBITDA differently than TRWH does and, as a result, it may not be comparable to similar measures reported by other companies in TRWH’s industry and (2) EBITDA and Adjusted EBITDA may exclude certain financial information that some may consider important in evaluating TRWH’s financial performance. EBITDA and Adjusted EBITDA may not be indicative of historical operating results, and TRWH does not intend for them to be predictive of future results of operations.

A reconciliation of TRWH’s EBITDA and Adjusted EBITDA to net income per GAAP, which TRWH considers to be the most directly comparable financial measure calculated in accordance with GAAP, is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Net income	$16,374	$13,408	$49,308	$43,093
Add: Interest expense, net of interest income	5,364	5,874	16,131	17,757
Add: Income taxes	7,913	11,320	20,513	34,883
Add: Depreciation and amortization	5,196	5,275	15,543	16,866
EBITDA	34,847	35,877	101,495	112,599
Add: Merger and going public expenses (1)	3,679	-	4,344	-
Add: Pension withdrawal expense (2)	3,698	-	3,698	-
Add: Newport Grand disposal loss (3)	656	-	6,541	-
Add: Share-based compensation (4)	(3,624)	4,690	7,351	13,797
Add: Non-recurring litigation expenses (5)	2	450	1,235	1,044
Add: Legal & financial expenses for strategic review (6)	-	167	672	596
Add: Credit Agreement amendment expenses (7)	-	-	410	106
Add: Storm-related repair expenses (8)	134	-	347	-
Add: Expansion and pre-opening expenses (9)	2,139	62	2,624	95
Adjusted EBITDA	$41,531	$41,246	$128,717	$128,237

(1)	Merger and going public expenses primarily include legal and financial advisory costs related to the merger with Dover Downs and costs of becoming a public company.
(2)	The pension withdrawal expense represents the accrual for the New England Teamsters Multi-employer pension plan withdrawal liability.
(3)	Newport Grand disposal loss represents the loss on the sale of the land and building, write-down of building improvements and write-off of equipment.
(4)	Share-based compensation represents the increase (decrease) related to share-based awards classified as liability awards that are recorded at fair value at the end of each reporting period, and the expense associated with share-based awards classified as equity awards.
(5)	Non-recurring litigation expense represents legal expenses incurred by TRWH in connection with certain litigation matters (net of insurance reimbursement).
(6)	Legal and financial expenses for the strategic review include expenses associated with TRWH’s review of strategic alternatives that began in April 2017.
(7)	Credit Agreement amendment expenses include costs incurred as amendments were made to TRWH’s Credit Agreement.
(8)	Storm-related repair expenses include costs, net of insurance recoveries, associated with damage from Hurricane Nate at Hard Rock Biloxi.
(9)	Expansion and pre-opening expenses represent costs incurred for Tiverton Casino Hotel prior to its opening on September 1, 2018.

Additional Information and Where to Find It

In connection with the proposed transaction, Dover Downs and Twin River will file with the SEC a registration statement on Form S-4 that will include a combined proxy statement/prospectus. This communication is not a substitute for any proxy statement, registration statement, prospectus or other documents Dover Downs and/or Twin River may file with the SEC in connection with the proposed transaction. INVESTORS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND OTHER DOCUMENTS FILED BY DOVER DOWNS OR TWIN RIVER WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain free copies of these materials and other documents filed with the SEC by Dover Downs and/or Twin River through the website maintained by the SEC at www.sec.gov. Investors will also be able to obtain free copies of the documents filed by Dover Downs and/or Twin River with the SEC from the respective companies by directing a written request to Dover Downs at Dover Downs Gaming & Entertainment, Inc., 1131 North DuPont Highway, Dover, Delaware 19901 or by calling (302) 857-3292, or contact Twin River at Twin River Worldwide Holdings, Inc., 100 Twin River Road, Lincoln, RI 02865 or by calling (401) 374-2553.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to, or in connection with, the proposed transaction or otherwise, nor will there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor. Dover Downs, Twin River, their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from stockholders of Dover Downs in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the relevant materials when filed with the SEC. Information regarding the directors and executive officers of Dover Downs is contained in Dover Downs’ proxy statement for its 2018 annual meeting of stockholders, filed with the SEC on March 29, 2018, its annual report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on March 1, 2018, its quarterly report on Form 10-Q for the quarter ended September 30, 2018, which was filed with the SEC on November 8, 2018 and certain of its current reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Dover Downs and Twin River and other corporate actions. All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction considering the various closing conditions, the expected benefits of the proposed transaction, including future financial and operating results, the tax consequences of the proposed transaction and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions and any assumptions underlying any of the foregoing, are forward-looking statements.

Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approvals by the stockholders of Dover Downs may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Dover Downs or Twin River, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of any delay in completing the proposed transaction or integrating the businesses of Dover Downs and Twin River; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) the consummation, timing and terms of any stock split, tender offer or similar transaction; (9) the inability to retain and hire key personnel; (10) the occurrence of any event that could give rise to the termination of the proposed transaction; (11) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and/or liability; (12) evolving legal, regulatory and tax regimes; (13) changes in general economic and/or industry specific conditions; (14) actions by third parties, including government agencies; and (15) other risk factors as detailed from time to time in Dover Downs’ reports filed with the SEC, including Dover Downs’ annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC and those that will be included in the combined proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Twin River does not undertake any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

On November 27, 2018, Twin River Worldwide Holdings, Inc. hosted a conference call in connection with the announcement of its 3Q 2018 earnings in which, among other things, the proposed merger transaction involving Dover Downs Gaming & Entertainment Inc. (DDE) was discussed. A copy of the transcript from this conference call follows.

Twin River Worldwide Holdings, Inc.

November 27, 2018

04:00 PM EST

Operator:	Ladies and gentlemen, thank you for standing by, and welcome to the Twin River Worldwide Holdings 2018 third quarter earnings call. At this time, phone lines are in a listen-only mode. If you should require operator assistance, you may press "*" and then "0." An operator will assist you offline.

As a reminder, today's conference call is being recorded. And at this time, I'd like to turn the conference over to our host, George Papanier, President and CEO. Please go ahead.

George Papanier:	Thanks for joining us today for Twin River's third quarter earnings call. This is George Papanier, President and CEO of Twin River Worldwide Holdings. With me today are Glenn Carlin, our CFO; Craig Eaton, our General Counsel; and Jay Minas, our Vice President of Finance.

During the call today, we will be making forward-looking statements. Please review this morning's press release to take note of the risks and uncertainties that could impact these statements. In addition, we will be referring to certain non-GAAP financial measures during today's call. Additional information regarding these measures, as well as other relevant information, can be found in our press release.

Following our presentation, we will respond to as many questions as we can. If you have questions, please email them during our presentation to Glenn Carlin at gcarlin@twinriver.com. We will reply to appropriate questions that we believe may be of general interest within the time we have and the limitations applicable to us now due to the Dover Downs deal.

So during the third quarter of 2018 was the beginning of a transformative period for us. This recently announced combination with Dover Downs, resulting in Twin River Worldwide Holdings becoming a public company, will enhance our scale and geographic diversification, and open our equity to a broader investor base.

We are pleased with the successful launch of our Tiverton Casino Hotel which opened on September 1, 2018, from regulatory and customer acceptance perspectives. In September, we benefited from the free publicity that comes with a new opening. We have always been careful about our player incentives to ensure they do not become viewed as entitlements. It was important for us to see the demand, without our normal marketing program to target our spending for the most meaningful impact. October was down from September due to the inevitable difficult comparison to an opening month. MGM Springfield experienced a similar decline between September and October. As of November 2nd, we began a targeted marketing plan. We believe it is working as Tiverton's November revenue will come in much higher than October, despite the fact that November is typically the lower of the two months.

The launch of the Tiverton Casino Hotel, which included an expansion of our table games capacity in our market, was designed to expand the Newport Grand customer base by reaching customers in the surrounding Tiverton area, but most noticeably Fall River, New Bedford, and other parts of Southeastern Massachusetts. At the same time there was a concerted effort to minimize negative impacts on Twin River Casino Hotel, which seems to be successful so far. Similar to other greenfield expansions that I have been involved with, it typically takes about six months for marketing programming to mature before an operation can understand what geographic areas it effectively reaches and serves and what that will effectively yield while, again, limiting cannibalization to existing assets.

In addition, late in the quarter we rolled out 30 stadium table game positions in Lincoln. Response has been favorable from customers, as it allows us to lower minimum betting limits, which provides for a less intimidating introduction to table games in an efficiently staffed way. Stadium gaming is a hybrid game, taxed as a table game, where a live dealer conducts the game and up to 30 players can bet at a slot-like terminal. As a result of the regulatory process, stadium gaming is being implemented in two phases, with the second phase scheduled for the end of this year. The first phase is located in a separate venue on the second floor and the second phase will be located on the main gaming floor. Once the second phase is completed, and after an adequate introductory period, we will be better equipped to measure the success of the product.

Our sportsbook commenced operations at Hard Rock Casino Hotel during the quarter. This provides an additional gaming amenity for our guests. In early October we opened our 136-hotel-room in Lincoln, and phase 1 of sports betting began operations in Lincoln yesterday. I've said before that, while we don't view sports betting as a game changer, it could drive more traffic, especially among a younger demographic.

And now I'll turn it over to Glenn.

Glenn Carlin:	Thanks George. Before we review our consolidated results, I'd like to comment on the new presentation of our financial statements. Our financial statements are presented to public company standards, including providing footnotes on interim statements. Specific changes include adopting ASC 606 revenue recognition, which publicly traded gaming companies were required to do earlier. This effectively reclassifies comps and points earned away from gaming and to other departments. We also no longer amortize goodwill. Of course, neither of these changes impacts cash flow. You'll also see a change to segment reporting to follow how the businesses are managed and, therefore, Lincoln and Tiverton are combined. Colorado is combined with our corporate overhead simply because it's so small.

With that, let me comment on the quarter from a financial point of view.

Third quarter consolidated net revenues of $110.5 million were up 3.7% over the prior year. Consolidated Adjusted EBITDA increased slightly to $41.5 million. Consolidated income from operations for the third quarter was $29.7 million versus $30.6 million in the prior year, due primarily to $2.1 million of expansion and pre-opening costs for the Tiverton Casino Hotel. Third quarter net income was $16.4 million versus $13.4 million in the prior year. Consolidated net income increased by $3 million primarily due to a decline in interest expense of $0.5 million and a decrease in the provision for income taxes of $3.4 million due to the lowering of U.S. tax rates, and then partially offset by $1 million of lower income from operations.

Consolidated net revenues for the nine months ended September 30th were $326.1 million, up 1.4% over the prior year. Consolidated Adjusted EBITDA for the nine months ended September 30th was $128.7 million, essentially the same as the prior year. You'll recall that the Company's first quarter results were adversely affected by severe winter weather at both Twin River and at Hard Rock. Consolidated net income for the nine months ended September 30th was $49.3 million versus $43.1 million in the prior year. Consolidated net income increased by $6.2 million due to $1.6 million lower net interest expense, a $14.4 million lower provision for income taxes, offset by a decline in income from operations of $9.8 million, $6.5 million of which resulted from the loss on the disposal of Newport Grand and $2.6 million of expansion and pre-opening costs related to Tiverton Casino Hotel.

Finally, our balance sheet remains strong. At September 30, 2018 we had $78.6 million of unrestricted cash on hand and total outstanding borrowings on our credit facility of $404.6 million. Our leverage ratio, per our credit agreement, was roughly 2.6 times.

I'll now turn it over to Jay to discuss our third quarter results in more detail.

Jay Minas:	Thanks Glenn. Let's review operational performance by segment, beginning with our largest segment, Rhode Island, which consists of Twin River Casino Hotel, Tiverton Casino Hotel, as well as Newport Grand which ceased operations in late August.

Income from operations decreased by $7.1 million, or 23.8%, from $29.8 million in the third quarter of 2017 to $22.7 million in the current quarter. Net revenues increased by $2.7 million, offset by an increase in operating expenses of $9.8 million consisting of a $3.7 million pension withdrawal expense, $2.1 million increase in expenses for expansion and pre-opening, and disposal loss of $0.7 million of Newport Grand.

The remaining $3.2 million increase in recurring expenses include $1.5 million in labor and benefits excluding the pension charge, $0.5 million in food and beverage expenses due to higher food and beverage revenues, and $1.3 million in other expenses, partially offset by a decrease in marketing of $0.9 million.

A majority of the increase in payroll was due to the opening of Tiverton. Additionally, we implemented rate increases to table games supervisory staff. This was a result of combatting MGM Springfield offering a higher wage for these positions. The increase in other operating expenses was driven by the opening of Tiverton this quarter. Additionally, we accrued $0.4 million related to a prior year's union dispute.
Of the $2.7 million increase in net revenues, $2 million was in gaming revenues, which increased 3.4%, from $59.2 million in 2017 to $61.2 million in the current quarter. The increase was attributable to the opening of our Tiverton Casino Hotel in September of 2018, partially offset by a decline in revenues at Twin River Lincoln.

Although results at Lincoln continue to be in line with management expectations, we believe that part of the decline is attributable to the impact from the opening of MGM in Springfield, Massachusetts in August of 2018. Historically, we have said that we do not believe Springfield would impact us. But we believe that the two Connecticut casinos, Foxwoods and Mohegan Sun, faced increased competition from Springfield which led them to target our Rhode Island operations to help offset this. To give you a sense of this, in September, Foxwoods and Mohegan Sun slot revenues were down 5% and 10%, respectively. In October, they were down 10% and 11%, respectively.

Additionally, opening the Tiverton property had some effect on Twin River Lincoln. It is very hard to measure the impacts between Springfield and Tiverton, but, we believe so far, Tiverton cannibalization has been less than we had originally expected. In September, our table games revenue, excluding poker and stadium gaming, declined by 9%. 60 bps of that was due to hold in Lincoln, and net terminal income declined by 4.3% versus the prior year.

Before we move on, I will explain the pension withdrawal accrual of $3.7 million, related to the New England Teamsters multi-employer pension plan. By making the payment, our pension contributions are now fixed at a much lower rate and will not increase unless mutually agreed between us and the union. The previous rate was subject to increases, should the plan's funding shortage increase. $3.7 million was paid in October as a lump sum, and terminates our liability for any previous multi-employer pension joint and severable liability, subject to various terms, including that there be no mass withdrawal from the plan in the three years following the payment date. As I suspect you know, this is a very large plan that is significantly underfunded and is termed critical and declining by the plan actuaries. And we concluded it was important to cap our exposure.

Turning to the Biloxi segment, income from operations increased $0.8 million, or 12.3%, from $6.4 million in the third quarter of 2017 to $7.2 million in the current period. Net revenues increased by $1.4 million, partially offset by higher total operating costs of $0.6 million, including $0.1 million of storm-related repair expenses. $0.9 million of the increase in net revenues was from gaming, primarily due to an increase in slot revenue.

Lastly, income from operations in the Other category improved by $5.3 million, from a loss of $5.5 million in the third quarter of 2017 to a loss of $0.2 million in the current period. Part of this improvement came from a reduction in share-based compensation of $8.3 million, partially offset by an increase in Dover Downs merger expenses, including costs of going public, of $3.7 million.

And now I'll turn it back to George

George Papanier:	Thank you, Jay.

As we've said in the past, we've accomplished a lot at Twin River but are not standing still. The extraordinary level of activity in the past quarter is a testament to that.

We had previously indicated that we expected to refinance our existing debt sometime in the fourth quarter of 2018. We have decided to postpone this refinancing until after the Dover Downs deal closes. As part of the combination, we will put in place a new $50 million revolver secured only by the Dover Downs entity.

We continue to evaluate a potential capital return but have not yet reached conclusion on the amount, form, or timing on this.

As you know, Dover Downs filed its proxy in early November and expect the transaction to close in early 2019.

Thank you for joining our call today. With that, we'll respond to questions we've received within the remaining few minutes we have. As mentioned, if you have others, email them to Glenn.

Glenn Carlin:	This is Glenn. So the first question is regarding Tiverton and Lincoln in terms of the reporting, them being combined. Basically, there's guidance from GAAP in terms of how one does segment reporting. And the overarching question is how you manage the businesses. And our analysis was that we manage the Tiverton and Lincoln properties in a sense as one, and that's different from Newport Grand, where it was really more independent of Lincoln. And so therefore, from an accounting standpoint, we felt as though we needed to report them on a combined basis.

Now having said that, on a go-forward basis, if there's anything out of the ordinary occurring at either of the properties, for example, extraordinary hold, favorable or unfavorable; we'll certainly call that out so that we can provide that level of detail. But in general, they're going to be reported on a combined basis. And naturally for the third quarter, we're really only talking about September.

Next question relates to the Dover transaction timing and how things are progressing. I think as George mentioned, the proxy has been filed. We hope to be through the SEC in January at some point. Once we get cleared by the SEC, then Dover will have the ability to post a timetable with respect to their shareholder vote that is required. Once that takes place, obviously we've got regulatory approval, which at this point is going quite smoothly. Craig can comment further if he wants. But in general, we don't see any issues that would impact closing in the first quarter, which is the period of time that we've generally spoken about.

Craig, I don't know if there's anything from a state regulatory standpoint?

Craig Eaton:	Yeah, I can just add that the question is about Delaware approval and we need a facility license permit approval from Delaware. That's been in for quite a while and we feel very comfortable that that's progressing and will be done by Q1 2019. And along with that, some key licenses are needed from key management. And those have been in for quite a while, and we're getting good feedback, positive feedback that Delaware will have those done in time for the close.

Glenn Carlin:	The next question is regarding additional amenities at the properties. I know we've spoken in the past about having received approval for six additional regular table games from the regulator that should be on the floor, on the main floor, in December. And everybody knows that -- I'll call it the first phase of the sportsbook here in Lincoln opened yesterday. We're building out some space behind Wicked Good, which will be a larger venue and it should be up, George, in about a month? By the end of the year.

Next question is, do we have any update on the sizing of the synergies from the Dover Downs transaction?

George Papanier:	I'll take that. Well, the information previously disclosed still stands. But we will be refining it over a period of time.

Glenn Carlin:	Next question is related to the Lincoln Hotel, which I think we noted opened in early October. The question is, why was there a delay in that opening?

George Papanier:	I'll take that one. The schedule was extended to accommodate a delivery delay that we had with a significant decorative feature that actually is on the front façade of the hotel, as well as an extension of the lead time for FF&E. We also deliberately focused our resources on expediting the opening of the Tiverton Casino Hotel, which we were able to move up by a month.

Glenn Carlin:	Our next question goes back to accounting a bit, which I'll handle. It's noted that in the new reporting we don't explicitly show Adjusted EBITDA by property and corporate for that matter, the way we have in the past. And I'd just point out, if you go to the MD&A and the segment performance section, you can back into it, at least by segment, simply by adding the revenues, subtracting the operating costs, and the AG&A line item, and then of course going to the Adjusted EBITDA reconciliation table, which I think it should be apparent which line item applied to which segments. We can certainly answer those questions offline, if that's unclear. But you can work your way to Adjusted EBITDA, at least by segment, without additional information.

The next question relates to the economic model of sports in Lincoln. I understand how the revenues get split, but how are the costs split amongst the different stakeholders?

Jay Minas:	So there are three buckets of costs. Some costs are 100% borne by Twin River. Some are borne by other third parties. And then the other costs are shared pro rata, based on the percentage share of the sports revenues.

Glenn Carlin:	The next question is why was a proxy filed instead of a registration statement? A, it was to really just get the clock going, the 30-day clock with the SEC. And secondly, when the registration statement is filed to basically get Twin as a public company, the proxy will be attached to that. Then of course, their shareholders have to vote. So the proxy was required.

Those are all the questions we have at this point. I'll turn it back to George.

George Papanier:	Thank you for joining us today. And--

Glenn Carlin:	As we said, this call is being recorded and can be picked up. We'll set up the dial-in on the interlink site. Thank you.

George Papanier:	Thank you.

Operator:	With that, that concludes our conference for today. We thank you for your participation and for using AT&T Teleconference. You may now disconnect.

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